UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

This report contains the quarterly report of Textainer Group Holdings Limited for the three and six months ended June 30, 2018.

Exhibits

Exhibits

1.	Quarterly Report of Textainer Group Holdings Limited for the Three and Six Months Ended June 30, 2018.

Exhibit 1

TEXTAINER GROUP HOLDINGS LIMITED

Quarterly Report on Form 6-K for the Three and Six Months Ended June 30, 2018

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 6-K, including the section entitled Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, contains forward-looking statements within the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. The forward-looking statements contained in this Quarterly Report on Form 6-K include, but are not limited to, statements regarding  (i) factors that are likely to continue to affect our performance and (ii) our belief that, assuming that our lenders remain solvent that our cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information -- Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2018 (our “2017 Form 20-F”).

We believe that it is important to communicate our expectations about the future to potential investors, shareholders and other readers. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F, as well as any cautionary language in this Quarterly Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F and elsewhere in this Quarterly Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors, shareholders and other readers are cautioned not to place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F or elsewhere in this Quarterly Report on Form 6-K, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. The forward-looking statements contained in this Quarterly Report on Form 6-K speak only as of, and are based on information available to us on, the date of the filing of this Quarterly Report on Form 6-K. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Quarterly Report on Form 6-K as a result of new information, future events or developments, except as expressly required by U.S. federal securities laws. You should read this Quarterly Report on Form 6-K and the documents that we reference and have furnished as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect.

In this Quarterly Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements” included in our 2017 Form 20-F.

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

Three and Six Months Ended June 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2018		2017		2018		2017
Revenues:
Lease rental income		$121,583		$108,779		$241,805		$216,396
Management fees		4,559		3,534		8,547		6,756
Trading container sales proceeds		3,157		1,052		5,558		2,852
Gain on sale of containers, net		11,403		5,882		18,030		9,930
Total revenues		140,702		119,247		273,940		235,934
Operating expenses:
Direct container expense		13,454		14,889		27,150		34,548
Cost of trading containers sold		3,111		716		5,216		2,005
Depreciation expense		57,793		59,644		114,127		120,252
Container impairment		938		714		1,770		4,525
Amortization expense		958		948		2,780		1,896
General and administrative expense		8,615		7,309		16,719		14,654
Short-term incentive compensation expense		789		2		1,727		1,362
Long-term incentive compensation expense		1,374		1,405		2,732		2,781
Bad debt expense, net		1,390		108		783		360
Total operating expenses		88,422		85,735		173,004		182,383
Income from operations		52,280		33,512		100,936		53,551
Other (expense) income:
Interest expense		(34,513)		(29,404)		(66,132)		(58,317)
Write-off of unamortized deferred debt issuance costs and bond discounts		—		(7,228)		—		(7,228)
Interest income		404		89		707		217
Realized gains (losses) on interest rate swaps, collars and caps, net		1,499		(479)		2,683		(1,641)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(37)		(1,232)		2,226		1,062
Other, net		(2)		17		—		3
Net other expense		(32,649)		(38,237)		(60,516)		(65,904)
Income (loss) before income tax and noncontrolling interests		19,631		(4,725)		40,420		(12,353)
Income tax expense		(926)		(4,767)		(1,486)		(5,214)
Net income (loss)		18,705		(9,492)		38,934		(17,567)
Less: Net (income) loss attributable to the noncontrolling interests	(1,199)		139		(2,710)		1,240
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,506		$(9,353)		$36,224		$(16,327)
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.31		$(0.16)		$0.63		$(0.29)
Diluted	$0.30		$(0.16)		$0.63		$(0.29)
Weighted average shares outstanding (in thousands):
Basic	57,121		56,803		57,110		56,797
Diluted	57,441		56,803		57,487		56,797
Other comprehensive income (loss):
Foreign currency translation adjustments		(95)		64		11		96
Comprehensive income (loss)		18,610		(9,428)		38,945		(17,471)
Comprehensive (income) loss income attributable to the noncontrolling interests		(1,199)		139		(2,710)		1,240
Comprehensive income (loss) attributable to Textainer Group Holdings Limited common shareholders		$17,411		$(9,289)		$36,235		$(16,231)

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2018 and December 31, 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$153,139	$137,894
Accounts receivable, net of allowance for doubtful accounts of $6,055 and $5,775, respectively	95,313	78,312
Net investment in direct financing and sales-type leases	56,811	56,959
Trading containers	13,070	10,752
Containers held for sale	20,193	22,089
Prepaid expenses and other current assets	15,133	12,243
Insurance receivable	1,062	15,909
Due from affiliates, net	3,776	1,134
Total current assets	358,497	335,292
Restricted cash	95,237	99,675
Containers, net of accumulated depreciation of $1,250,675 and $1,172,355, respectively	3,992,255	3,791,610
Net investment in direct financing and sales-type leases	127,303	125,665
Fixed assets, net of accumulated depreciation of $11,195 and $10,788, respectively	2,016	2,151
Intangible assets, net of accumulated amortization of $42,325 and $44,279, respectively	8,325	11,105
Interest rate swaps, collars and caps	10,006	7,787
Deferred taxes	1,563	1,563
Other assets	4,670	5,494
Total assets	$4,599,872	$4,380,342
Liabilities and Equity
Current liabilities:
Accounts payable	$9,786	$6,867
Accrued expenses	11,926	13,365
Container contracts payable	67,172	131,087
Other liabilities	222	235
Due to owners, net	6,043	11,131
Debt, net of unamortized deferred financing costs of $6,026 and $3,989, respectively	529,023	233,681
Total current liabilities	624,172	396,366
Debt, net of unamortized deferred financing costs of $16,734 and $20,045, respectively	2,707,051	2,756,627
Interest rate swaps, collars and caps	74	81
Income tax payable	9,321	9,081
Deferred taxes	7,055	5,881
Other liabilities	1,919	2,024
Total liabilities	3,349,592	3,170,060
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,775,890 shares issued and 57,145,890 shares outstanding at 2018; 57,727,220 shares issued and 57,097,220 shares outstanding at 2017	578	578
Additional paid-in capital	400,870	397,821
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive loss	(298)	(309)
Retained earnings	799,825	763,601
Total Textainer Group Holdings Limited shareholders’ equity	1,191,826	1,152,542
Noncontrolling interests	58,454	57,740
Total equity	1,250,280	1,210,282
Total liabilities and equity	$4,599,872	$4,380,342

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$38,934	$(17,567)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	114,127	120,252
Container impairment	1,770	4,525
Bad debt expense, net	783	360
Unrealized gains on interest rate swaps, collars and caps, net	(2,226)	(1,062)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	4,381	14,970
Amortization of intangible assets	2,780	1,896
Gain on sale of containers, net	(18,030)	(9,930)
Share-based compensation expense	3,024	3,084
Changes in operating assets and liabilities	(14,690)	1,008
Total adjustments	91,919	135,103
Net cash provided by operating activities	130,853	117,536
Cash flows from investing activities:
Purchase of containers and fixed assets	(459,970)	(24,994)
Proceeds from sale of containers and fixed assets	73,452	66,049
Receipt of payments on direct financing and sales-type leases, net of income earned	27,023	32,999
Insurance proceeds received for unrecoverable containers	—	13,801
Net cash (used in) provided by investing activities	(359,495)	87,855
Cash flows from financing activities:
Proceeds from debt	870,750	1,356,000
Principal payments on debt	(626,331)	(1,458,201)
Debt issuance costs	(3,010)	(20,268)
Dividends paid to noncontrolling interest	(1,996)	—
Issuance of common shares upon exercise of share options	25	—
Net cash provided by (used in) financing activities	239,438	(122,469)
Effect of exchange rate changes	11	96
Net increase in cash, cash equivalents and restricted cash	10,807	83,018
Cash, cash equivalents and restricted cash, beginning of the year	237,569	142,123
Cash, cash equivalents and restricted cash, end of period	$248,376	$225,141

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2018 and 2017

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2018	2017
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense and realized losses on interest rate swaps, collars and caps, net	$58,588	$51,356
Net income taxes paid	$417	$518
Supplemental disclosures of noncash investing activities:
Decrease in container contracts payable	$(63,915)	$(6,558)
Containers placed in direct financing and sales-type leases	$27,492	$4,115
Decrease in insurance receivable due to a decrease in estimated unrecoverable containers	$1,750	$6,361

See accompanying notes to condensed consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of companies, consisting of TGH and its subsidiaries (collectively, the “Company”), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

The Company conducts its business activities in three main areas: Container Ownership, Container Management and Container Resale (see Note 8 “Segment Information”).

(2)     Accounting Policies and Recent Accounting Pronouncements

(a)	Basis of Accounting

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on March 14, 2018.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s condensed consolidated financial position as of June 30, 2018, and the Company’s condensed consolidated results of operations for the three and six months ended June 30, 2018 and 2017 and condensed consolidated cash flows for the six months ended June 30, 2018 and 2017. These condensed consolidated financial statements are not necessarily indicative of the results of operations or cash flows that may be reported for the remainder of the fiscal year ending December 31, 2018.

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries. All material intercompany balances have been eliminated in consolidation.

(b)	Principles of Consolidation and Variable Interest Entity

The condensed consolidated financial statements of the Company include TGH and all of its subsidiaries in which the Company has a controlling financial interest. All significant intercompany accounts and balances have been eliminated in consolidation.

TAP Funding Ltd. (“TAP Funding”) (a Bermuda company) is a joint venture between the Company’s wholly-owned subsidiary, Textainer Limited (“TL”) (a Bermuda company) and TAP Ltd. (“TAP”) in which TL owns 50.1%, TAP owns 49.9% of the common shares of TAP Funding, and TAP Funding is a voting interest entity (“VME”).  The Company consolidates TAP Funding as the Company has a controlling financial interest in TAP Funding.

The Company has determined that it has a variable interest in TW Container Leasing, Ltd. (“TW”) (a Bermuda company), a joint venture between the Company’s wholly-owned subsidiary, TL, and Wells Fargo Container Corp (“WFC”) in which TL owns 25% and WFC owns 75% of the common shares of TW, and that TW is a variable interest entity (“VIE”). The Company has determined that it is the primary beneficiary of TW by its equity ownership in the entity and by virtue of its role as manager, namely that the Company has the power to direct the activities of TW that most significantly impact TW’s economic performance.

The equity owned by TAP and WFC in TAP Funding and TW, respectively, is shown as noncontrolling interests on the Company’s condensed consolidated balance sheets and the net income (loss) attributable to the noncontrolling interests’ operations is shown as net (income) loss attributable to the noncontrolling interests on the Company’s condensed consolidated statements of comprehensive income (loss).

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents are comprised of interest-bearing deposits and money market securities with original maturities of three months or less. The Company maintains cash and cash equivalents and restricted cash (see Note 9 “Commitments and Contingencies—Restricted Cash”) with various financial institutions. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported in the condensed consolidated balance sheets that sum to the amounts shown in the condensed consolidated statements of cash flows:

	June 30,	December 31,
	2018	2017
Cash and cash equivalents	$153,139	$137,894
Restricted cash included in long-term assets	95,237	99,675
Cash, cash equivalents and restricted cash, end of period	$248,376	$237,569

(d)	Containers

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port. Containers are depreciated using the straight-line method over their estimated useful lives to an estimated dollar residual value. Used containers are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value.

The cost, accumulated depreciation and net book value of the Company’s container leasing equipment by equipment type as of June 30, 2018 and December 31, 2017 were as follows:

	June 30, 2018			December 31, 2017
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Dry containers other than folding flat rack and open top containers:
20' standard	$1,613,145	$(364,943)	$1,248,202	$1,497,557	$(347,910)	$1,149,647
40' standard	206,016	(72,156)	133,860	223,916	(75,610)	148,306
40' high cube	2,197,421	(507,776)	1,689,645	2,043,253	(476,238)	1,567,015
45' high cube dry van	28,560	(9,288)	19,272	29,010	(8,494)	20,516
Refrigerated containers:
20' standard	23,073	(6,007)	17,066	24,062	(5,394)	18,668
20' high cube	5,144	(2,519)	2,625	5,139	(2,327)	2,812
40' high cube	1,014,039	(258,708)	755,331	1,002,843	(229,465)	773,378
Floating flat rack and open top containers:
20' folding flat rack	16,905	(3,775)	13,130	16,595	(3,525)	13,070
40' folding flat rack	47,153	(15,212)	31,941	43,334	(14,394)	28,940
20' open top	11,307	(1,330)	9,977	10,837	(1,237)	9,600
40' open top	27,343	(4,788)	22,555	26,690	(4,469)	22,221
Tank containers	52,824	(4,173)	48,651	40,729	(3,292)	37,437
	$5,242,930	$(1,250,675)	$3,992,255	$4,963,965	$(1,172,355)	$3,791,610

Impairment of Container Rental Equipment

The Company reviews its containers for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The Company compares the carrying value of the containers to the expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. There was no such impairment for the three and six months ended June 30, 2018 and 2017.

The Company evaluates the recoverability of the recorded amount of container rental equipment that is unlikely to be recovered from lessees in default. During both the three and six months ended June 30, 2018, container impairment included $19, and during the three and six months ended June 30, 2017, container impairment included $3,693 and $4,545, respectively, for containers that were unlikely to be recovered from lessees in default.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Impairment of Containers Held for Sale

The Company records impairment to write-down the value of containers held for sale to their estimated fair value less cost to sell. The fair value was estimated based on recent gross sales proceeds for sales of similar containers. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation is removed and any resulting gain or loss is recognized. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

During the three and six months ended June 30, 2018, container impairment included $1,182 and $2,442, respectively, and during the three and six months ended June 30, 2017, container impairment included $1,933 and $9,602, respectively, to write down the value of containers held for sale to their estimated fair value less cost to sell. During the three and six months ended June 30, 2018, container impairment included $263 and $691, respectively, and the three and six months ended June 30, 2017, container impairment included ($4,912) and ($9,622), respectively, to record the reversal of previously recorded impairments on containers held for sale due to rising used container prices.

(e)	Concentrations

The Company’s customers are mainly international shipping lines, which transport goods on international trade routes. Once the containers are on-hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees.

Except for the lessees noted in the tables below, no other single lessee made up greater than 10% of the Company’s lease rental income for the three and six months ended June 30, 2018 and 2017, as well as there is no other single lessee that accounted for more than 10% of the Company’s gross accounts receivable as of June 30, 2018 and December 31, 2017:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Lease Rental Income	2018	2017	2018	2017
Customer A	14.7%	14.7%	14.4%	14.8%
Customer B	13.4%	13.5%	13.4%	13.4%

Gross Accounts Receivable	June 30, 2018	December 31, 2017
Customer B	22.1%	12.9%
Customer A	12.2%	13.1%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(f)	Net Income (Loss) Attributable to Textainer Group Holdings Limited Common Shareholders Per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Textainer Group Holdings Limited common shareholders by the weighted average number of shares outstanding during the applicable period. Diluted EPS reflects the potential dilution that could occur if all outstanding share options were exercised for, and all outstanding restricted share units were converted into, common shares. Potentially dilutive share options and restricted share units that were anti-dilutive under the treasury stock method were excluded from the computation of diluted EPS. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Share amounts in thousands	2018	2017	2018	2017
Numerator:
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders	$17,506	$(9,353)	$36,224	$(16,327)
Denominator:
Weighted average common shares outstanding - basic	57,121	56,803	57,110	56,797
Dilutive share options and restricted share units	320	—	377	-
Weighted average common shares outstanding - diluted	57,441	56,803	57,487	56,797
Net income (loss) attributable to Textainer Group Holdings Limited common shareholders per common share
Basic	$0.31	$(0.16)	$0.63	$(0.29)
Diluted	$0.30	$(0.16)	$0.63	$(0.29)

Anti-dilutive share options and restricted share units, excluded from the computation of diluted EPS because they were anti-dilutive	1,225	1,519	1,212	1,219

Given that the Company had a net loss attributable to Textainer Group Holdings Limited common shareholders for the three and six months ended June 30, 2017, there was no dilutive effect of share options and restricted share units.

(g)	Fair Value Measurements

Fair Value of Derivative Instruments

The Company measures the fair value of its $1,082,520 notional amount of interest rate swaps, collars and caps using observable (Level 2) market inputs. The valuation also reflects the credit standing of the Company and the counterparties to the interest rate swaps, collars and caps. The valuation technique utilized by the Company to calculate the fair value of the interest rate swaps, collars and caps is the income approach.  This approach represents the present value of future cash flows based upon current market expectations. The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $10,006 and $74 as of June 30, 2018, respectively, and a fair value asset and a fair value liability of $7,787 and $81 as of December 31, 2017, respectively, which are inclusive of counterparty risk. The credit valuation adjustment was determined to be $51 (a reduction to the net asset) and $31 (an addition to the net liability) as of June 30, 2018 and December 31, 2017, respectively. The change in fair value for the three and six months ended June 30, 2018 of ($37) and $2,226, respectively, and the three and six months ended June 30, 2017 of ($1,232) and $1,062, respectively, was recorded in the condensed consolidated statements of comprehensive income (loss) as unrealized (losses) gains on interest rate swaps, collars and caps, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Fair Value of Containers Held for Sale

When the Company is required to write down the cost basis of its containers held for sale to fair value less cost to sell, the Company measures the fair value of its containers held for sale under a Level 2 input. The Company relies on its recent sales prices for identical or similar assets in markets, by geography, that are active. The Company’s containers held for sale that have been impaired to write down the value of the containers to their estimated fair value less cost to sell had a fair value asset of $6,800 and $8,984 as of June 30, 2018 and December 31, 2017, respectively. The Company recorded impairments to write down the value of containers identified for sale to their estimated fair value less cost to sell. Subsequent additions or reductions to the fair values of these written down assets are recorded as adjustments to the carrying value of the equipment held for sale. Any subsequent increase in fair value less costs to sell is recognized as a reversal of container impairment but not in excess of the cumulative loss previously recognized.

Fair Value of Other Assets and Liabilities

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable and payable, net investment in direct financing and sales-type leases, due from affiliates, net, container contracts payable, due to owners, net, debt and interest rate swaps, collars and caps.

At June 30, 2018 and December 31, 2017, the fair value of the Company’s financial instruments approximated the related book value of such instruments except that, the fair value of net investment in direct financing and sales-type leases (including the short-term balance) was approximately $174,120 and $183,305 at June 30, 2018 and December 31, 2017, respectively, compared to book values of $184,114 and $182,624 at June 30, 2018 and December 31, 2017, respectively, and the fair value of long-term debt (including current maturities) based on the borrowing rates available to the Company was approximately $3,224,433 and $2,995,190 at June 30, 2018 and December 31, 2017, respectively, compared to book values of $3,236,074 and $2,990,308 at June 30, 2018 and December 31, 2017, respectively.

(h)	Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This new standard replaces all current U.S. GAAP guidance on this topic and eliminates industry-specific guidance. Leasing revenue recognition is specifically excluded from ASU 2014-09, and therefore, the new standard only applies to sales of equipment portfolios, dispositions of used equipment and management service agreements. The new guidance defines a five-step process to achieve the core principle of ASU 2014-09, which is to recognize revenues when promised goods or services are transferred to customers in amounts that reflect the consideration to which an entity expects to be entitled for those goods or services.

The Company adopted the new revenue standards on the effective date of January 1, 2018 using the modified retrospective method. The adoption of ASU 2014-09 did not have an impact on the timing of revenue recognition or on its consolidated financial statements and related disclosures. The components of the Company’s revenue as presented in the condensed consolidated statements of comprehensive income (loss) and in Note 8 “Segment Information” are as follows:

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of three to five years, but can vary from one to eight years, and are generally classified as operating leases. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. Lease rental income comprises daily per diem rental charges due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges, pick-up charges, and charges for a damage protection plan.

The Company enters into finance leases, which provide lessees with an alternative method to finance their container acquisitions and ordinarily provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. Gain on sale of containers, net, also includes gains and losses recognized at the inception of sales-type leases, representing the excess of the estimated fair value of containers placed on sales-type leases over their book value.

Management Fee Revenue

Under the Company’s management service agreements with container investors, management fee revenue is earned for the management, acquisition, and disposition of containers under management. Management fees earned under management agreements are typically calculated as a fixed percentage of net operating income, which is revenue from the containers under management minus direct operating expenses related to those containers. The Company’s acquisition fees and sales commissions are generally calculated as a fixed percentage of the cost of the managed containers purchased and the proceeds from the sale of managed containers, respectively. Revenue is recognized over time as services are provided and billed to the customers on a monthly basis.

Container Resale Revenue

The Company’s trading container sales proceeds revenue arise from the resale of used containers to a wide variety of buyers. The Company also generally sells containers at the end of their useful lives or when it is financially attractive to do so. Revenue is recorded at a point in time following the transfer of control of the containers to the customer, which typically occurs upon delivery to, or pick-up by, the customer and when collectability is reasonably assured. The related expenses represent the cost of trading containers sold as well as other selling costs that are recognized as incurred.

(i)	Recently Issued Accounting Standards

 In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 will replace all current U.S. GAAP guidance on this topic. Under ASU 2016-02, lessors will account for leases using an approach that is substantially equivalent to existing U.S. GAAP for sales-type leases, direct financing leases and operating leases and lessors will be precluded from recognizing selling profit and revenue at lease commencement for a lease that does not transfer control of the underlying asset to the lessees.

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early application permitted. ASU 2016-02 requires the use of the modified retrospective method for all periods presented, with certain practical expedients available to simplify the transition to the new standard. The Company expects to apply the practical expedients to assist in implementation of ASU 2016-02, such as follows:

•	An entity may elect to apply the provisions of the new lease guidance at the effective date, without adjusting the comparative periods presented.
•	A lessor may elect by class of underlying asset to not separate non-lease components of a contract from the lease component to which they relate when specific criteria are met.

The Company plans to adopt ASU 2016-02 effective January 1, 2019 and is continuing to analyze and evaluate the potential impact on its current accounting practices, consolidated financial statements and related disclosures. The Company expects the adoption of ASU 2016-02 will not have a material impact on our consolidated financial statements. The accounting for direct financing and sales-type leases will remain substantially unchanged upon adoption of ASU 2016-02. The Company expects to complete its assessment of the impact of ASU 2016-02 in fiscal year 2018.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13”). This guidance affects trade receivables and net investments in leases and the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses. The guidance requires the measurement of expected credit losses to be based on relevant information from past events, current conditions, and reasonable and supportable information that affect collectability. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures. The Company expects to complete its assessment of the impact of ASU 2016-13 in fiscal year 2019.

(3)     Insurance Receivable and Impairment

In August 2016, one of the Company’s customers filed for bankruptcy. The Company maintains insurance that covers a portion of the exposure related to the value of containers that are unlikely to be recovered from this customer, the cost to recover containers, up to 183 days of lost lease rental income and defaulted accounts receivable. The Company reassessed its estimate of unrecoverable containers to actual amount of loss commensurate with the insurance claim filing and accordingly, the Company recorded a $1,750 reduction to the insurance receivable and addition to the containers, net, during the six months ended June 30, 2018. For the three and six months ended June 30, 2018, insurance receivable of $832 and $1,091, respectively, was recorded for recovery costs as a reduction to direct container expense. For the six months ended June 30, 2018, the Company received a total of $14,188 insurance proceeds for the Company’s owned fleet, which was recorded as a reduction to the insurance receivable. Insurance receivable on the Company’s owned fleet related to this bankrupt customer are as follows:

Insurance receivable associated with bankruptcy customer as of December 31, 2017	$15,909
Recovery costs	1,091
Insurance proceeds received	(14,188)
Reassessment associated with its estimate of unrecoverable containers to actual amount of loss commensurate with the insurance claim filing	(1,750)
Insurance receivable associated with bankruptcy customer as of June 30, 2018	$1,062

(4)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and six months ended June 30, 2018 and 2017 were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Fees from affiliated owner	$995	$694	$1,916	$1,352
Fees from unaffiliated owners	3,072	2,362	5,646	4,448
Fees from owners	4,067	3,056	7,562	5,800
Other fees	492	478	985	956
Total management fees	$4,559	$3,534	$8,547	$6,756

Due from affiliates, net amounted to $3,776 and $1,134, as of June 30, 2018 and December 31, 2017, respectively, represents lease rentals on tank containers collected on behalf of and payable to the Company from the Company’s tank container manager, net of direct expenses and management fees, and the Company’s advance of equipment purchases paid on behalf of an affiliated owner.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

Due to owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees, and reimbursement of equipment purchases paid by the Company. Due to owners, net June 30, 2018 and December 31, 2017 consisted of the following:

	June 30,	December 31,
	2018	2017
Affiliated owner	$765	$1,409
Unaffiliated owners	5,278	9,722
Total due to owners, net	$6,043	$11,131

(5)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 118,006 and 111,059 containers on direct financing and sales-type leases as of June 30, 2018 and December 31, 2017, respectively.

The components of the net investment in direct financing and sales-type leases, which are reported in the Company’s Container Ownership segment in the condensed consolidated balance sheets as of June 30, 2018 and December 31, 2017 were as follows:

	June 30, 2018	December 31, 2017
Future minimum lease payments receivable	$211,593	$204,451
Residual value of containers	10,554	4,885
Less unearned income	(38,033)	(26,712)
Net investment in direct financing and sales-type leases	$184,114	$182,624
Amounts due within one year	$56,811	$56,959
Amounts due beyond one year	127,303	125,665
Net investment in direct financing and sales-type leases	$184,114	$182,624

The Company maintains detailed credit records about its container lessees. The Company’s credit committee sets different maximum exposure limits for its container lessees. The Company uses various credit criteria to set maximum exposure limits rather than a standardized internal credit rating. The Company monitors its container lessees’ performance and its lease exposures on an ongoing basis, and its credit management processes are aided by the long payment experience the Company has had with most of its container lessees and the Company’s broad network of long-standing relationships in the shipping industry that provide the Company current information about its container lessees.

If the aging of current billings for the Company’s direct financing and sales-type leases included in accounts receivable, net was applied to the related balances of the unbilled future minimum lease payments receivable component of the Company’s net investment in direct financing leases and sales-type leases as of June 30, 2018, the aging would be as follows:

1-30 days	$816
31-60 days	—
61-90 days	—
Greater than 90 days	2,303
Sub total	3,119
Current	208,474
Total future minimum lease payments	$211,593

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The Company maintains allowances, if necessary, for doubtful accounts and estimated losses resulting from the inability of its lessees to make required payments under direct financing and sales-type leases based on, but not limited to, each lessee’s payment history, management’s current assessment of each lessee’s financial condition and the adequacy of the fair value of containers that collateralize the leases compared to the book value of the related net investment in direct financing and sales-type leases. The changes in the carrying amount of the allowance for doubtful accounts related to billed amounts under direct financing and sales-type leases and included in accounts receivable, net, during the six months ended June 30, 2018 are as follows:

Balance as of December 31, 2017	$247
Additions charged to expense	24
Write-offs	(107)
Balance as of June 30, 2018	$164

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of June 30, 2018:

Twelve months ending June 30:
2019	$66,912
2020	41,897
2021	29,694
2022	34,614
2023 and thereafter	38,476
Total future minimum lease payments receivable	$211,593

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $2,749 and $3,339 for the three months ended June 30, 2018 and 2017, respectively, and $5,769 and $7,042 for the six months ended June 30, 2018 and 2017, respectively.

(6)	Income Taxes

The Company’s effective tax rates were 4.7% and -100.9% for the three months ended June 30, 2018 and 2017, respectively, and 3.7% and -42.2% for the six months ended June 30, 2018 and 2017, respectively. The Company’s tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income the Company earns in those jurisdictions.  It is also affected by discrete items that may occur in any given period. The increase in the effective tax rates from prior year is primarily due to an increase in our projected pre-tax earnings and a decrease in tax expense related to the re-measurement of the Company’s deferred tax liabilities for U.S. sourced income. For the three and six months ended June 30, 2017, the Company was reflecting an income tax expense, when it was reporting losses. This was due to the Company forecasting tax expense for the year due to higher forecasted percentage of the Company’s business occurring in high tax foreign jurisdictions relative to other regions, as well as an overall loss for the year. This was primarily due to tax expense for U.S. sourced income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(7)	Debt and Derivative Instruments

The following represents the Company’s debt obligations as of June 30, 2018 and December 31, 2017:

Secured Debt Facilities, Revolving Credit Facilities, Term Loans and Bonds Payable	June 30, 2018		December 31, 2017
	Outstanding	Average Interest	Outstanding	Average Interest	Final Maturity
TMCL II Secured Debt Facility (1)	$842,436	3.97%	$659,714	3.38%	August 2024
TMCL IV Secured Debt Facility	—	—	132,885	4.00%	February 2020
TL Revolving Credit Facility	520,537	4.09%	568,403	3.56%	June 2020
TL Revolving Credit Facility II	172,120	4.09%	150,906	3.55%	July 2020
TAP Funding Revolving Credit Facility	177,305	4.02%	163,276	3.43%	December 2021
TW Credit Facility	75,794	4.00%	97,148	3.38%	September 2026
TL Term Loan	331,118	4.33%	352,555	3.69%	April 2019
TMCL VI Term Loan	288,693	4.30%	—	—	February 2038
2017-1 Bonds	372,110	3.91%	390,013	3.91%	May 2042
2017-2 Bonds	455,961	3.73%	475,408	3.73%	June 2042
Total debt obligations	$3,236,074		$2,990,308
Amount due within one year	$529,023		$233,681
Amounts due beyond one year	$2,707,051		$2,756,627

(1) Final maturity of the TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.

In January 2018, the TMCL IV Secured Debt Facility was terminated and the unpaid debt amount was fully repaid by $124,608 proceeds from the TL Revolving Credit Facility and TMCL IV’s available cash of $4,792.

In February 2018, Textainer Marine Containers VI Limited (“TMCL VI”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries completed a $300,000 fixed rate term loan (the “TMCL VI Term Loan”) that represents a partially-amortizing term loan based on defined repayment schedules until February 15, 2025 and after that, repayment will be based on available cash. It has a legal final maturity date on February 15, 2038. The proceeds of TMCL VI Term Loan were primarily used to repay $159,480 and $122,910 of the outstanding principal balance of TMCL II Secured Debt Facility and TL Revolving Credit Facility, respectively.

In August 2018, Textainer Marine Containers VII Limited (“TMCL VII”) (a Bermuda Company), one of the Company’s wholly-owned subsidiaries, issued $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of Series 2018-1 Fixed Rate Asset Backed Notes (“the 2018-1 Bonds”). Proceeds from 2018-1 Bonds was primarily used to paydown debt in our short-term secured debt facility and revolving credit facility (see Note 10 “Subsequent Events”).

The Company’s debt agreements contain various restrictive financial and other covenants and the Company was in full compliance with these restrictive covenants at June 30, 2018.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a schedule of future scheduled repayments, by year, and borrowing capacities, as of June 30, 2018:

	Twelve months ending June 30,						Available Borrowing,	Current and Available Borrowing,
	2019	2020	2021	2022	2023 and thereafter	Total Borrowing	as limited by the Borrowing Base	as limited by the Borrowing Base	Total Commitment
TMCL II Secured Debt Facility (1)	$24,407	$66,459	$73,101	$74,459	$608,109	$846,535	$3,837	$850,372	$1,200,000
TL Revolving Credit Facility	—	525,000	—	—	—	525,000	121,760	646,760	700,000
TL Revolving Credit Facility II	36,000	36,000	101,000	—	—	173,000	3,998	176,998	190,000
TAP Funding Revolving Credit Facility	14,736	16,076	16,076	131,662	—	178,550	—	178,550	190,000
TW Credit Facility	23,539	19,096	22,555	10,603	—	75,793	—	75,793	75,793
TL Term Loan	332,000		—	—	—	332,000	—	332,000	332,000
TMCL VI Term Loan	25,500	25,500	25,500	25,500	189,500	291,500	—	291,500	291,500
2017-1 Bonds	38,218	37,102	45,408	58,522	196,647	375,897	—	375,897	375,897
2017-2 Bonds (2)	40,649	42,058	48,667	61,700	267,485	460,559	—	460,559	460,559
Total (3)	$535,049	$767,291	$332,307	$362,446	$1,261,741	$3,258,834	$129,595	$3,388,429	$3,815,749
(1)	Future scheduled payments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for 2017-2 Bonds exclude an unamortized discount of $67.
(3)	Future scheduled payments for all debts exclude unamortized prepaid debt issuance costs in an aggregate amount of $22,693.

For further discussion on the Company’s debt instruments, other than TMCL VI Term Loan, please refer to Item 18, “Financial Statements – Note 12” in our 2017 Form 20-F.

Derivative Instruments

The Company has entered into interest rate cap, collar and swap agreements with several banks to reduce the impact of changes in interest rates associated with its debt obligations. The following is a summary of the Company’s derivative instruments as of June 30, 2018:

Notional
Derivative instruments	amount
Interest rate swap contracts with several banks, with fixed rates between 0.70% and 2.74% per annum, amortizing notional amounts, with termination dates through July 15, 2023	$922,221
Interest rate collar contracts with a bank which cap rates between 1.26% and 2.18% per annum, and sets floors for rates between 0.76% and 1.68% per annum, amortizing notional amount, with termination dates through June 15, 2023	70,299
Interest rate cap contracts with several banks with fixed rates between 3.70% and 5.00% per annum, nonamortizing notional amounts, with termination dates through May 15, 2020	90,000
Total notional amount as of June 30, 2018	$1,082,520

The Company’s interest rate swap, collar and cap agreements had a fair value asset and a fair value liability of $10,006 and $74 as of June 30, 2018, respectively, and a fair value asset and a fair value liability of $7,787 and $81 as of December 31, 2017, respectively, which are inclusive of counterparty risk. The primary external risk of the Company’s interest rate swap agreements is the counterparty credit exposure, as defined as the ability of a counterparty to perform its financial obligations under a

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

derivative contract. The Company monitors its counterparties’ credit ratings on an on-going basis and they were in compliance with the related derivative agreements at June 30, 2018. The Company does not have any master netting arrangements with its counterparties. The Company’s fair value assets and liabilities for its interest rate swap, collar and cap agreements are included in interest rate swaps, collars and caps in the accompanying condensed consolidated balance sheets. The change in fair value was recorded in the condensed consolidated statements of comprehensive income (loss) as unrealized (losses) gains on interest rate swaps, collars and caps, net.

(8)	Segment Information

The Company operates in three reportable segments: Container Ownership, Container Management and Container Resale. The following tables show segment information for the three and six months ended June 30, 2018 and 2017, reconciled to the Company’s income (loss) before income taxes and noncontrolling interests as shown in its condensed consolidated statements of comprehensive income (loss):

	Container	Container	Container
Three Months Ended June 30, 2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$120,749	$834	$—	$—	$—	$121,583
Management fees from external customers	59	3,147	1,353	—	—	4,559
Inter-segment management fees	—	11,012	3,138	—	(14,150)	—
Trading container sales proceeds	—	—	3,157	—	—	3,157
Gain on sale of containers, net	11,403	—	—	—	—	11,403
Total revenue	$132,211	$14,993	$7,648	$—	$(14,150)	$140,702
Depreciation expense	$59,250	$201	$—	$—	$(1,658)	$57,793
Container impairment	$938	$—	$—	$—	$—	$938
Interest expense	$34,513	$—	$—	$—	$—	$34,513
Unrealized losses on interest rate swaps, collars and caps, net	$37	$—	$—	$—	$—	$37
Segment income (losses) before income taxes and noncontrolling interests	$12,134	$5,167	$3,185	$(1,142)	$287	$19,631
Total assets	$4,523,943	$138,179	$13,517	$8,182	$(83,949)	$4,599,872
Purchases of long-lived assets	$114,668	$62	$—	$—	$—	$114,730

	Container	Container	Container
Three Months Ended June 30, 2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$108,124	$655	$—	$—	$—	$108,779
Management fees from external customers	67	2,237	1,230	—	—	3,534
Inter-segment management fees	—	8,591	2,189	—	(10,780)	—
Trading container sales proceeds	—	—	1,052	—	—	1,052
Gain on sale of containers, net	5,882	—	—	—	—	5,882
Total revenue	$114,073	$11,483	$4,471	$—	$(10,780)	$119,247
Depreciation expense	$61,029	$184	$—	$—	$(1,569)	$59,644
Container impairment	$714	$—	$—	$—	$—	$714
Interest expense	$29,404	$—	$—	$—	$—	$29,404
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,228	$—	$—	$—	$—	$7,228
Unrealized losses on interest rate swaps, collars and caps, net	$1,232	$—	$—	$—	$—	$1,232
Segment (losses) income before income taxes and noncontrolling interests	$(11,522)	$3,588	$2,612	$(833)	$1,430	$(4,725)
Total assets	$4,127,463	$144,389	$3,301	$7,047	$(118,889)	$4,163,311
Purchases of long-lived assets	$16,757	$111	$—	$—	$—	$16,868

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Container	Container	Container
Six Months Ended June 30, 2018	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$240,422	$1,383	$—	$—	$—	$241,805
Management fees from external customers	118	5,987	2,442	—	—	8,547
Inter-segment management fees	—	23,988	5,735	—	(29,723)	—
Trading container sales proceeds	—	—	5,558	—	—	5,558
Gain on sale of containers, net	18,030	—	—	—	—	18,030
Total revenue	$258,570	$31,358	$13,735	$—	$(29,723)	$273,940
Depreciation expense	$117,008	$404	$—	$—	$(3,285)	$114,127
Container impairment	$1,770	$—	$—	$—	$—	$1,770
Interest expense	$66,132	$—	$—	$—	$—	$66,132
Unrealized gains on interest rate swaps, collars and caps, net	$2,226	$—	$—	$—	$—	$2,226
Segment income (losses) before income taxes and noncontrolling interests	$27,018	$10,991	$5,865	$(2,213)	$(1,241)	$40,420
Total assets	$4,523,943	$138,179	$13,517	$8,182	$(83,949)	$4,599,872
Purchases of long-lived assets	$395,786	$269	$—	$—	$—	$396,055

	Container	Container	Container
Six Months Ended June 30, 2017	Ownership	Management	Resale	Other	Eliminations	Totals
Lease rental income	$215,273	$1,123	$—	$—	$—	$216,396
Management fees from external customers	133	4,429	2,194	—	—	6,756
Inter-segment management fees	—	16,374	4,495	—	(20,869)	—
Trading container sales proceeds	—	—	2,852	—	—	2,852
Gain on sale of containers, net	9,930	—	—	—	—	9,930
Total revenue	$225,336	$21,926	$9,541	$—	$(20,869)	$235,934
Depreciation expense	$122,982	$386	$—	$—	$(3,116)	$120,252
Container impairment	$4,525	$—	$—	$—	$—	$4,525
Interest expense	$58,317	$—	$—	$—	$—	$58,317
Write-off of unamortized deferred debt issuance costs and bond discounts	$7,228	$—	$—	$—	$—	$7,228
Unrealized gains on interest rate swaps, collars and caps, net	$1,062	$—	$—	$—	$—	$1,062
Segment (losses) income before income taxes and noncontrolling interests	$(23,818)	$4,839	$5,165	$(1,505)	$2,966	$(12,353)
Total assets	$4,127,463	$144,389	$3,301	$7,047	$(118,889)	$4,163,311
Purchases of long-lived assets	$18,302	$134	$—	$—	$—	$18,436

General and administrative expenses are allocated to the reportable business segments based on direct overhead costs incurred by those segments. Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Resale segments and the Container Ownership segment.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are on hire. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no single container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following table represents the geographic allocation of lease rental income and management fees during the three and six months ended June 30, 2018 and 2017 based on customers’ and container owners’ primary domicile, respectively:

	Three Months Ended June 30,				Six Months Ended June 30,
	2018	Percent of Total	2017	Percent of Total	2018	Percent of Total	2017	Percent of Total
Lease rental income:
Asia	$62,659	51.5%	$58,323	53.6%	$123,789	51.2%	$115,655	53.4%
Europe	51,211	42.1%	43,102	39.6%	101,121	41.8%	85,649	39.6%
North / South America	6,972	5.7%	6,156	5.7%	15,343	6.3%	12,629	5.8%
Bermuda	—	—	—	—	—	—	—	—
All other international	741	0.6%	1,198	1.1%	1,552	0.6%	2,463	1.1%
	$121,583	100.0%	$108,779	100.0%	$241,805	100.0%	$216,396	100.0%
Management fees:
Bermuda	$3,304	72.5%	$1,958	55.4%	$6,051	70.8%	$3,805	56.3%
Europe	704	15.4%	1,033	29.2%	1,386	16.2%	1,853	27.4%
North / South America	497	10.9%	484	13.7%	995	11.6%	967	14.3%
Asia	6	0.1%	52	1.5%	12	0.1%	117	1.7%
All other international	48	1.1%	7	0.2%	103	1.2%	14	0.2%
	$4,559	100.0%	$3,534	100.0%	$8,547	100.0%	$6,756	100.0%

The following table represents the geographic allocation of trading container sales proceeds and gain on sale of containers, net during the three and six months ended June 30, 2018 and 2017 based on the location of sale:

	Three Months Ended June 30,				Six Months Ended June 30,
	2018	Percent of Total	2017	Percent of Total	2018	Percent of Total	2017	Percent of Total
Trading container sales proceeds:
Asia	$2,597	82.3%	$705	67.0%	$4,610	82.9%	$1,940	68.0%
Europe	353	11.2%	97	9.2%	598	10.8%	342	12.0%
North / South America	204	6.5%	250	23.8%	335	6.0%	570	20.0%
Bermuda	—	—	—	—	—	—	—	—
All other international	3	0.1%	—	—	15	0.3%	—	—
	$3,157	100.0%	$1,052	100.0%	$5,558	100.0%	$2,852	100.0%
Gain on sale of containers, net:
Asia	$5,784	50.7%	$4,403	74.9%	$11,603	64.4%	$7,470	75.2%
Europe	3,361	29.5%	1,040	17.7%	4,171	23.1%	961	9.7%
North / South America	1,989	17.4%	448	7.6%	1,770	9.8%	1,624	16.4%
Bermuda	—	—	—	—	—	—	—	—
All other international	269	2.4%	(9)	(0.2)%	486	2.7%	(125)	(1.3)%
	$11,403	100.0%	$5,882	100.0%	$18,030	100.0%	$9,930	100.0%

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(9)	Commitments and Contingencies

(a)  Restricted Cash

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s TMCL II Secured Debt Facility, TMCL IV Secured Debt Facility, TW Credit Facility, TAP Funding Revolving Credit Facility, 2017-1 Bonds and 2017-2 bonds. In addition, TL is required under its credit facilities to maintain a $10,000 cash balance.  The total balance of these restricted cash accounts was $95,237 and $99,675 as of June 30, 2018 and December 31, 2017, respectively.

(b)  Container Commitments

At June 30, 2018, the Company had placed orders with manufacturers for containers to be delivered subsequent to June 30, 2018 in the total amount of $222,197.

(10)	Subsequent Event

On August 6, 2018, TMCL VII issued the 2018-1 Bonds, $250,000 aggregate Class A principal amount and $9,100 aggregate Class B principal amount of Series 2018-1 Fixed Rate Asset Backed Notes, to qualified institutional investors pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The $259,100 in 2018-1 Bonds represent partially-amortizing notes payable over a scheduled payment term of 7 years, but not to exceed a maximum payment term of 25 years. Under the terms of the 2018-1 Bonds, both principal and interest incurred are payable monthly. Proceeds from the 2018-1 Bonds was primarily used to paydown debt in our short-term secured debt facility and revolving credit facility.  The 2018-1 Bonds are secured by a pledge of TMCL VII’s total assets.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto included in Item 1, “Condensed Consolidated Financial Statements (Unaudited)” of this Quarterly Report on Form 6-K, as well as our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2018 (our “2017 Form 20-F”). In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F.

As used in the following discussion and analysis, unless indicated otherwise or the context otherwise requires, references to: (1) “the Company,” “we,” “us,” “our” or “TGH” refer collectively to Textainer Group Holdings Limited, the issuer of the publicly-traded common shares that have been registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.7 CEU; and the cost of a 40’ high cube refrigerated container is 8.0 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and our” total fleet” means our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Dollar amounts in this section of this Quarterly Report on Form 6-K are expressed in thousands. Per container amounts are in dollars.

Overview

We are one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.2 million containers, representing 3.4 million TEU. Containers are an integral component of intermodal trade, providing a secure and cost-effective method of transportation because they can be used to transport freight by ship, rail or truck, making it possible to move cargo from point of origin to final destination without repeated unpacking and repacking. We lease containers to approximately 300 shipping lines and other lessees, including most of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe that our scale, global presence, customer service, market knowledge and long history with our customers have made us one of the most reliable suppliers of leased containers. We have a long track record in the industry, operating since 1979, and have developed long-standing relationships with key industry participants. Our top 20 customers, as measured by revenues, have leased containers from us for almost 30 years.

We have purchased an average of more than 210,000 TEU of new containers per year for the past five years, and have been one of the world’s largest buyers of new containers over the same period. We are one of the world’s largest sellers of used containers, having sold an average of more than 130,000 containers per year for the last five years to more than 1,400 customers. We provide our services worldwide via an international network of 14 regional and area offices and approximately 500 independent depots.

We operate our business in three core segments:

•	Container Ownership. As of June 30, 2018, we owned containers accounting for approximately 80.0% of our fleet.
•

Container Management. As of June 30, 2018, we managed containers on behalf of 12 affiliated and unaffiliated container owners, providing acquisition, management and disposal services. As of June 30, 2018, managed containers accounted for approximately 20.0% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses. We also purchase and resell containers from shipping line customers, container traders and other sellers of containers.

The table below summarizes the composition of our fleet, in TEU and CEU, by type of containers, as of June 30, 2018:

	TEU			CEU
	Owned	Managed	Total	Owned	Managed	Total
Standard dry freight	2,481,021	651,243	3,132,264	2,229,550	580,207	2,809,757
Refrigerated	145,942	11,919	157,861	589,991	48,254	638,245
Other specialized	56,412	7,548	63,960	86,966	12,952	99,918
Total fleet	2,683,375	670,710	3,354,085	2,906,507	641,413	3,547,920
Percent of total fleet	80.0%	20.0%	100.0%	81.9%	18.1%	100.0%

Our fleet as of June 30, 2018, by lease type, as a percentage of total TEU on hire was as follows:

Percent of
Total On-
Hire Fleet
Term leases	78.5%
Master leases	13.7%
Direct financing and sales-type leases	5.4%
Spot leases	2.4%
Total	100.0%

The following table summarizes our average total fleet utilization (CEU basis) for the three and six months ended June 30, 2018 and 2017:

	Three months ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Utilization	97.9%	96.3%	97.9%	95.7%

We measure the utilization rate on the basis of CEU on lease, using the actual number of days on hire, expressed as a percentage of CEU available for lease, using the actual days available for lease. CEU available for lease excludes CEU that have been manufactured for us but have not yet been delivered to a lessee and CEU designated as held-for-sale units.

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties and equipment resale. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs and interest expense. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation expense, container impairment, direct operating expenses, administrative expenses and amortization expense. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Key Factors Affecting Our Performance

We believe there are a number of key factors that have affected, and are likely to continue to affect, our operating performance. These key factors include the following, among others:

•	the demand for leased containers;
•	lease rates;
•	steel prices;
•	interest rates;
•	access to funding;
•	economic life of our containers;
•	our ability to lease out our new containers shortly after we purchase them;

•	prices of new and used containers and the impact of changing prices on containers held for sale and the residual value of our in-fleet owned containers;
•	remarketing risk;
•	the creditworthiness of our customers;
•	further consolidation among container lessors;
•	further consolidation of container manufacturers and/or decreased access to new containers; and
•	global and macroeconomic factors that affect trade generally, such as recessions, terrorist attacks, pandemics or the outbreak of war and hostilities.

For further details regarding these and other factors that may affect our business and results of operations, see Item 3, “Key Information -- Risk Factors” included in our 2017 Form 20-F.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2018 and 2017

The following table summarizes our total revenues for the three and six months ended June 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Lease rental income	$121,583	$108,779	11.8%	$241,805	$216,396	11.7%
Management fees	4,559	3,534	29.0%	8,547	6,756	26.5%
Trading container sales proceeds	3,157	1,052	200.1%	5,558	2,852	94.9%
Gain on sale of containers, net	11,403	5,882	93.9%	18,030	9,930	81.6%
Total revenues	$140,702	$119,247	18.0%	$273,940	$235,934	16.1%

Lease rental income for the three months ended June 30, 2018 increased $12,804 (11.8%) compared to the three months ended June 30, 2017 primarily due to a 6.3% increase in our owned fleet size that was available for lease, a 3.6% increase in average per diem rental rates and a 2.1 percentage point increase in utilization for our owned fleet. Lease rental income for the six months ended June 30, 2018 increased $25,409 (11.7%) compared to the six months ended June 30, 2017 primarily due to a 4.8% increase in our owned fleet size that was available for lease, a 3.7% increase in average per diem rental rates and a 2.7 percentage point increase in utilization for our owned fleet.

Management fees for the three months ended June 30, 2018 increased $1,025 (29.0%) compared to the three months ended June 30, 2017 primarily due to a $556 increase in acquisition fees due to higher managed container purchases, a $354 increase resulting from a 17.5% increase in the size of the managed fleet and a $123 increase in sales commissions due primarily to higher used container prices. Management fees for the six months ended June 30, 2018 increased $1,791 (26.5%) compared to the six months ended June 30, 2017 primarily due to a $831 increase resulting from a 17.5% increase in the size of the managed fleet, a $725 increase in acquisition fees due to higher managed container purchases and a $248 increase in sales commissions due primarily to higher used container prices.

Trading container sales proceeds for the three months ended June 30, 2018 increased $2,105 (200.1%) compared to the three months ended June 30, 2017, $1,251 of the increase resulted from a 118.9% growth in unit sales volume resulting from an increase in the number of trading containers that were available to source and sell and $854 of the increase was due to an improvement in average sales proceeds of $665 per container. Trading container sales proceeds for the six months ended June 30, 2018 increased $2,706 (94.9%) compared to the six months ended June 30, 2017, $2,126 of the increase was due to an improvement in average sales proceeds of $901 per container and $580 of the increase resulted from a 20.3% growth in unit sales volume resulting from an increase in the number of trading containers that were available to source and sell.

Gain on sale of containers, net for the three months ended June 30, 2018 increased $5,521 (93.9%) compared to the three months ended June 30, 2017 primarily due to a $6,287 increase resulting from an improvement in average sales proceeds of $306 per container and a $673 increase resulting from 4,877 containers placed on sales-type leases for the three months ended June 30, 2018 compared to 1,179 containers placed on sales-type leases for the three months ended June 30, 2017, partially offset by a $1,439 decrease resulting from a 25.9% reduction in the number of containers sold. Gain on sale of containers, net for the six months ended June 30, 2018 increased $8,100 (81.6%) compared to the six months ended June 30, 2017 primarily due to a $10,582 increase resulting from an improvement in average sales proceeds of $239 per container and a $612 increase resulting from 4,997 containers placed on sales-type leases for the six months ended June 30, 2018 compared to 1,336 containers placed on sales-type leases for the six months ended June 30, 2017, partially offset by a $3,094 decrease resulting from a 32.0% reduction in the number of containers sold.

The following table summarizes our total operating expenses for the three and six months ended June 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Direct container expense	$13,454	$14,889	(9.6%)	$27,150	$34,548	(21.4%)
Cost of trading containers sold	3,111	716	334.5%	5,216	2,005	160.1%
Depreciation expense	57,793	59,644	(3.1%)	114,127	120,252	(5.1%)
Container impairment	938	714	31.4%	1,770	4,525	(60.9%)
Amortization expense	958	948	1.1%	2,780	1,896	46.6%
General and administrative expense	8,615	7,309	17.9%	16,719	14,654	14.1%
Short-term incentive compensation expense	789	2	39350.0%	1,727	1,362	26.8%
Long-term incentive compensation expense	1,374	1,405	(2.2%)	2,732	2,781	(1.8%)
Bad debt expense, net	1,390	108	1187.0%	783	360	117.5%
Total operating expenses	$88,422	$85,735	3.1%	$173,004	$182,383	(5.1%)

Direct container expense for the three months ended June 30, 2018 decreased $1,435 (-9.6%) compared to the three months ended June 30, 2017 primarily due to a $1,979 decrease in storage expense. Direct container expense for the six months ended June 30, 2018 decreased $7,398 (-21.4%) compared to the six months ended June 30, 2017 primarily due to a $5,254 decrease in storage expense and a $2,254 decrease in repositioning expense.

Cost of trading containers sold for the three months ended June 30, 2018 increased $2,395 (334.5%) compared to the three months ended June 30, 2017, $1,544 of the increase was due to an increase in the average cost of $1,201 per container sold and $851 of the increase resulted from a 118.9% growth  in number of containers sold resulting from an increase in the number of trading containers that were available to source and sell. Cost of trading containers sold for the six months ended June 30, 2018 increased $3,211 (160.1%) compared to the six months ended June 30, 2017, $2,803 of the increase was due to an increase in the average cost of $1,188 per container sold and $408 of the increase resulted from a 20.3% growth in number of containers sold resulting from an increase in the number of trading containers that were available to source and sell.

Depreciation expense for the three months ended June 30, 2018 decreased $1,851 (-3.1%) compared to the three months ended June 30, 2017, $4,382 of the decrease was attributable to containers that became fully depreciated or disposed and $2,957 of the decrease was a result of higher estimated future residual values of certain types of containers used in the calculation of depreciation expense effective July 1, 2017, partially offset by $5,791 increase due to an increase in the size of our owned depreciable fleet. Depreciation expense for the six months ended June 30, 2018 decreased $6,125 (-5.1%) compared to the six months ended June 30, 2017, $8,973 of the decrease was attributable to containers that became fully depreciated or disposed and $6,696 of the decrease was a result of higher estimated future residual values of certain types of containers used in the calculation of depreciation expense effective July 1, 2017, partially offset by $9,885 increase due to an increase in the size of our owned depreciable fleet.

Container impairment for the three and six months ended June 30, 2018 increased $224 (31.4%) and decreased $2,755 (-60.9%) compared to the three and six months ended June 30, 2017, respectively. The following table summarizes the variances included within this change:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Impairment to write down the value of containers held for sale to their estimated fair value less cost to sell	$1,182	$1,933	(38.9%)	$2,442	$9,602	(74.6%)
Impairment for containers that were unlikely to be recovered from lessees in default	19	3,693	(99.5%)	19	4,545	(99.6%)
Reversal of previously recorded impairments on containers held for sale due to rising used container prices	(263)	(4,912)	(94.6%)	(691)	(9,622)	(92.8%)
	$938	$714	31.4%	$1,770	$4,525	(60.9%)

Amortization expense represents the amortization of amounts paid to acquire the rights to manage the container fleets of Capital Lease Limited, Hong Kong (“Capital”); Amphibious Container Leasing Limited (“Amficon”); and Capital Intermodal Limited, Capital Intermodal GmbH, Capital Intermodal Inc., Capital Intermodal Assets Limited and Xines Limited (“Capital Intermodal”). Amortization expense for the three and six months ended June 30, 2018 increased $10 (1.1%) and $884 (46.6%) compared to the three and six months ended June 30, 2017, respectively. The increase for the six months ended June 30, 2018 compared to the same period in 2017 was primarily due to a $835 write-off during the first quarter of 2018 on the Company’s intangible asset of the management rights in relation to the Company’s acquisition of a portion of Capital’s fleet that we previously managed.

General and administrative expense for the three months ended June 30, 2018 increased $1,306 (17.9%) compared to the three months ended June 30, 2017 primarily due to a $1,051 increase in compensation costs and a $168 increase in technology costs. General and administrative expense for the six months ended June 30, 2018 increased $2,065 (14.1%) compared to the six months ended June 30, 2017 primarily due to a $1,204 increase in compensation costs, a $328 increase in technology costs and a $294 increase in professional fees.

Short-term incentive compensation expense for the three months ended June 30, 2017 and 2018 increased from $2 to $789, respectively, and for the six months ended June 30, 2018 increased by $365 (26.8%) compared to the six months ended June 30, 2017. The increase was primarily due to an increase in the expected amount of incentive compensation awards for 2018 compared to 2017.

Bad debt expense, net for the three months ended June 30, 2018 increased $1,282 (1187.0%) compared to the three months ended June 30, 2017 primarily due to a $1,211 provision for two lessees default during the second quarter of 2018. Bad debt expense, net for the six months ended June 30, 2018 increased $423 (117.5%) compared to the six months ended June 30, 2017 primarily due to a $1,211 provision for two lessees default during the second quarter of 2018, partially offset by management’s assessment that the financial condition of certain of the Company’s lessees and their ability to make required payments had improved during 2018.

The following table summarizes other (expense) income for the three and six months ended June 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Interest expense	$(34,513)	$(29,404)	17.4%	$(66,132)	$(58,317)	13.4%
Write-off of unamortized deferred debt issuance costs and bond discounts	—	(7,228)	(100.0%)	—	(7,228)	(100.0%)
Interest income	404	89	353.9%	707	217	225.8%
Realized gains (losses) on interest rate swaps, collars and caps, net	1,499	(479)	(412.9%)	2,683	(1,641)	(263.5%)
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(37)	(1,232)	(97.0%)	2,226	1,062	109.6%
Other, net	(2)	17	(111.8%)	—	3	(100.0%)
Net other expense	$(32,649)	$(38,237)	(14.6%)	$(60,516)	$(65,904)	(8.2%)

Interest expense for the three months ended June 30, 2018 increased $5,109 (17.4%) compared to the three months ended June 30, 2017 due to a $2,626 increase resulting from an increase in average interest rates of 0.33 percentage points primarily due to an increase of the market rate during the three months ended June 30, 2018 and a $2,483 increase resulting from an increase in average debt balances of $250,586. Interest expense for the six months ended June 30, 2018 increased $7,815 (13.4%) compared to the six months ended June 30, 2017 due to a $4,805 increase resulting from an increase in average interest rates of 0.31 percentage points primarily due to an increase of the market rate during the six months ended June 30, 2018 and a $3,010 increase resulting from an increase in average debt balances of $154,689.

Write-off of unamortized deferred debt issuance costs and bond discounts for both the three and six months ended June 30, 2018 decreased $7,228 (-100%) compared to both the three and six months ended June 30, 2017. The write-off of unamortized deferred debt issuance costs and bond discounts for both the three and six months ended June 30, 2017 amounted to $7,228 which related to the early redemption of Textainer Marine Containers III Limited’s (“TMCL III”) 2013-1 Bonds, 2014-1 Bonds and 2017-A Notes. There was no write-off of unamortized deferred debt issuance costs or bond discounts for the three months and six months ended June 30, 2018.

Realized gains (losses) on interest rate swaps, collars and caps, net changed from a net loss of $479 and $1,641 for the three and six months ended June 30, 2017 to a net gain of $1,499 and $2,683 for the three and six months ended June 30, 2018, respectively. This was primarily due to an increase in the forward yield curve as compared to spot strike rates in our contracts which caused a positive net settlement differential in 2018 compared to a negative net settlement differential in 2017.

Unrealized losses on interest rate swaps, collars and caps, net for the three months ended June 30, 2018 decreased $1,195 (-97.0%) compared to the three months ended June 30, 2017. Unrealized gains on interest rate swaps, collars and caps, net for the six months June 30, 2018 increased $1,164 (109.6%) compared to the six months ended June 30, 2017. Unrealized (losses) gains was triggered by the change of the fair values of the Company’s interest rate hedging instruments, which are mainly due to factors such as projected levels of forward yield curves, credit spreads and the passage of time.

The following table summarizes income tax expense and net income (loss) attributable to the noncontrolling interests for the three and six months ended June 30, 2018 and 2017 and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Income tax expense	$926	$4,767	(80.6%)	$1,486	$5,214	(71.5%)
Net income (loss) attributable to the noncontrolling interests	$1,199	$(139)	(962.6%)	$2,710	$(1,240)	(318.5%)

Income tax expense for the three and six months ended June 30, 2018 decreased $3,841 (-80.6%) and $3,728 (-71.5%) compared to the three and six months ended June 30, 2017, respectively.  Our effective tax rate was 4.72% and 3.68% for the three and six months ended June 30, 2018, respectively, and -100.89% and -42.21% for the three and six months ended June 30, 2017, respectively. The increase in the effective tax rates from prior year is primarily due to an increase in our projected pre-tax earnings and a decrease in tax expense related to the re-measurement of our deferred tax liabilities for U.S. sourced income. For the three and six months ended June 30, 2017, the Company was reflecting an income tax expense when it was reporting a loss before taxes. This was primarily due to tax expense for U.S. source income.

Net income (loss) attributable to the noncontrolling interests represents the noncontrolling interests’ portion of TW Container Leasing Ltd. (“TW”) and TAP Funding Limited’s (“TAP Funding”) net income (loss) for the periods. Net income (loss) attributable to the noncontrolling interests changed from a net loss of $139 and $1,240 for the three and six months ended June 30, 2017 to a net income of $1,199 and $2,710 for the three and six months ended June 30, 2018, respectively. This was primarily due to an increase in the earnings attributable to the noncontrolling interests.

Segment Information

The following table summarizes our income (loss) before taxes and noncontrolling interests attributable to each of our business segments for the three and six months ended June 30, 2018 and 2017 (before inter-segment eliminations) and the percentage changes between those periods:

	Three Months Ended		% Change	Six Months Ended		% Change
	June 30,		Between	June 30,		Between
	2018	2017	2018 and 2017	2018	2017	2018 and 2017
	(Dollars in thousands)			(Dollars in thousands)
Container Ownership	$12,134	$(11,522)	(205.3%)	$27,018	$(23,818)	(213.4%)
Container Management	5,167	3,588	44.0%	10,991	4,839	127.1%
Container Resale	3,185	2,612	21.9%	5,865	5,165	13.6%
Other	(1,142)	(833)	37.1%	(2,213)	(1,505)	47.0%
Eliminations	287	1,430	(79.9%)	(1,241)	2,966	(141.8%)
Income (loss) before income tax and noncontrolling interests	$19,631	$(4,725)	(515.5%)	$40,420	$(12,353)	(427.2%)

Income (loss) before income taxes and noncontrolling interests attributable to the Container Ownership segment changed $23,656 from a loss of $11,522 for the three months ended June 30, 2017 to an income of $12,134 for the three months ended June 30, 2018. The following table summarizes the variances included within this change:

Increase in lease rental income	$12,625
Write-off of unamortized deferred debt issuance costs and bond discounts in 2017	7,228
Increase in gain on sale of containers, net	5,521
Change from realized losses on interest rate swaps, collars and caps, net to realized gains on interest rate swaps, collars and caps, net	1,978
Decrease in depreciation expense	1,779
Decrease in unrealized losses on interest rate swaps, collars and caps, net	1,195
Increase in interest expense	(5,109)
Increase in bad debt expense	(1,283)
Other	(278)
$23,656

 Income (loss) before income taxes and noncontrolling interests attributable to the Container Ownership segment changed $50,836 from a loss of $23,818 for the six months ended June 30, 2017, to an income of $27,018 for the six months ended June 30, 2018. The following table summarizes the variances included within this change:

Increase in lease rental income	$25,149
Increase in gain on sale of containers, net	8,100
Write-off of unamortized deferred debt issuance costs and bond discounts in 2017	7,228
Decrease in depreciation expense	5,974
Change from realized losses on interest rate swaps, collars and caps, net to realized gains on interest rate swaps, collars and caps, net	4,324
Decrease in direct container expense	4,020
Decrease in container impairments	2,755
Increase in unrealized gains on interest rate swaps, collars and caps, net	1,164
Increase in interest expense	(7,815)
Other	(63)
$50,836

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the three months ended June 30, 2018 increased $1,579 (44.0%) compared to the three months ended June 30, 2017. The following table summarizes the variances included within this increase:

Increase in management fees	$3,331
Increase in general and administrative expense	(1,140)
Increase in short term incentive compensation expense	(714)
Other	102
$1,579

Income before income taxes and noncontrolling interests attributable to the Container Management segment for the six months ended June 30, 2018 increased $6,152 (127.1%) compared to the six months ended June 30, 2017. The following table summarizes the variances included within this increase:

Increase in management fees	$9,171
Increase in general and administrative expense	(1,656)
Increase in amortization expense	(884)
Increase in short term incentive compensation expense	(371)
Other	(108)
$6,152

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the three months ended June 30, 2018 increased $573 (21.9%) compared to the three months ended June 30, 2017. The following table summarizes the variances included within this increase:

Increase in management fees	$1,073
Decrease in gains on container trading, net	(284)
Increase in general and administrative expense	(138)
Other	(78)
$573

Income before income taxes and noncontrolling interests attributable to the Container Resale segment for the six months ended June 30, 2018 increased $700 (13.6%) compared to the six months ended June 30, 2017. The following table summarizes the variances included within this increase:

Increase in management fees	$1,488
Decrease in gains on container trading, net	(505)
Increase in general and administrative expense	(278)
Other	(5)
$700

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the three months ended June 30, 2018 increased $309 (37.1%) compared to the three months ended June 30, 2017 due to a $270 increase in corporate overhead expense and a $39 increase in long term incentive compensation expense.

Loss before income taxes and noncontrolling interests attributable to Other activities unrelated to our reportable business segments for the six months ended June 30, 2018 increased $708 (47.0%) compared to the six months ended June 30, 2017 due to a $502 increase in corporate overhead expense and a $206 increase in long term incentive compensation expense.

Segment eliminations for the three months ended June 30, 2018 decreased $1,143 (-79.9%) compared to the three months ended June 30, 2017. This decrease consisted of a $1,177 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $34 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Segment eliminations changed from a net income of $2,966 for the six months ended June 30, 2017 to a net loss of $1,241 for the six months ended June 30, 2018. This change consisted of a $4,256 increase in acquisition fees received by our Container Management segment from our Container Ownership segment, partially offset by a $49 increase in depreciation expense related to capitalized acquisition fees received by our Container Management segment from our Container Ownership segment. Our Container Ownership segment capitalizes acquisition fees billed by our Container Management segment as part of containers, net and records depreciation expense to amortize the acquisition fees over the useful lives of the containers, which is eliminated in consolidation.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 77.6% and 77.1%, respectively, of our direct container expenses for the three and six months ended June 30, 2018, were denominated in U.S. dollars. See the risk factor entitled “Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations” under Item 3, “Key Information—Risk Factors” included in our 2017 Form 20-F. Our operations in non-U.S. dollar locations have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. For the three and six months ended June 30, 2018, our non-U.S. dollar operating expenses were spread among 19 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Liquidity and Capital Resources

As of June 30, 2018, we had cash and cash equivalents of $153,139. Our principal sources of liquidity have been (1) cash flows from operations including the sale of containers, (2) borrowings under conduit facilities (which allow for recurring borrowings and repayments) granted to Textainer Marine Containers II Limited (the “TMCL II Secured Debt Facility”), (3) borrowings under the revolving credit facilities extended to TL (the “TL Revolving Credit Facility” and the “TL Revolving Credit Facility II”) and TAP Funding (the “TAP Funding Revolving Credit Facility”), (4) TMCL VI’s term loan (the “TMCL VI Term Loan”) and (5) proceeds from the issuance of Textainer Marine Container V Limited’s Series 2017-1 and 2017-2 Fixed Rate Asset Backed Notes (the “2017-1 Bonds” and “2017-2 Bonds”, respectively).  As of June 30, 2018, we had the following outstanding borrowings and borrowing capacities under our debt facilities:

					Available
		Additional			Borrowing, as	Current and
	Current	Borrowing	Total	Current	limited by our	Available
Facility:	Borrowing	Commitment	Commitment	Borrowing	Borrowing Base	Borrowing
TMCL II Secured Debt Facility	$846,535	$353,465	$1,200,000	$846,535	$3,837	$850,372
TL Revolving Credit Facility	525,000	175,000	700,000	525,000	121,760	646,760
TL Revolving Credit Facility II	173,000	17,000	190,000	173,000	3,998	176,998
TAP Funding Revolving Credit Facility	178,550	11,450	190,000	178,550	—	178,550
TW Credit Facility	75,793	—	75,793	75,793	—	75,793
TL Term Loan	332,000	—	332,000	332,000	—	332,000
TMCL VI Term Loan	291,500	—	291,500	291,500	—	291,500
2017-1 Bonds	375,897	—	375,897	375,897	—	375,897
2017-2 Bonds (1)	460,559	—	460,559	460,559	—	460,559
Total (2)	$3,258,834	$556,915	$3,815,749	$3,258,834	$129,595	$3,388,429

(1)	Amount on the 2017-2 Bonds exclude an unamortized discount of $67.
(2)	Current borrowing for all debts exclude prepaid debt issuance costs in an aggregate amount of 22,693.

Our condensed consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At June 30, 2018, cumulative earnings of approximately $36,681 would be subject to income taxes of approximately $11,004 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

Assuming that our lenders remain solvent and lessees meet their lease payment obligations, we currently believe that cash flows from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs for the next twelve months. We will continue to monitor our liquidity and the credit markets.

All of our debt facilities require us to comply with certain financial and nonfinancial covenants. As of June 30, 2018, we were in compliance with all of the applicable covenants.

Cash Flow

The following table summarizes historical cash flow information for the six months ended June 30, 2018 and 2017:

	Six Months Ended		% Change
	June 30,		Between
	2018	2017	2018 and 2017
	(Dollars in thousands)
Net income (loss)	$38,934	$(17,567)	(321.6%)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	91,919	135,103	(32.0%)
Net cash provided by operating activities	130,853	117,536	11.3%
Net cash (used in) provided by investing activities	(359,495)	87,855	(509.2%)
Net cash provided by (used in) financing activities	239,438	(122,469)	(295.5%)
Effect of exchange rate changes	11	96	(88.5%)
Net increase in cash, cash equivalents and restricted cash	10,807	83,018	(87.0%)
Cash, cash equivalents and restricted cash, beginning of year	237,569	142,123	67.2%
Cash, cash equivalents and restricted cash, end of the period	$248,376	$225,141	10.3%

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2018 increased $13,317 (11.3%) compared to the six months ended June 30, 2017.  The following table summarizes the variances included within this increase:

Increase in net income adjusted for non-cash items	$47,428
Increase in accounts receivable, net during the six months ended June 30, 2018 compared to a decrease during the six months ended June 30, 2017	(18,510)
Increase in gain on sale of containers, net	(8,100)
Increase in prepaid expense and other current assets during the six months ended June 30, 2018 compared to a decrease during the six months ended June 30, 2017	(3,681)
Increase in trading containers during the six months ended June 30, 2018 compared to a decrease during the six months ended June 30, 2017	(3,516)
Other	(304)
$13,317

The increase in net cash provided by operating activities was primarily due to an increase in net income adjusted for non-cash items such as depreciation expense, container impairment, amortization of debt issuance costs and accretion of bond discounts. The increased level of profitability was primarily due to a 4.8% increase in our owned fleet size that was available for lease, a 3.7% increase in average per diem rental rates and a 2.7 percentage point increase in utilization for our owned fleet. The increase in accounts receivable, net during the six months ended June 30, 2018 was due to higher revenue and the timing of when collections on accounts were received.

Investing Activities

Net cash (used in) provided by investing activities changed from net cash provided by investing activities of $87,855 for the six months ended June 30, 2017 to net cash used in investing activities of $359,495 for the six months ended June 30, 2018 due to higher amount of cash paid for container and fixed asset purchases, insurance proceeds received for unrecovered containers in 2017 and lower receipts of payments on direct financing and sales-type leases, net of income earned, partially offset by an increase in proceeds from sale of containers and fixed assets.

Financing Activities

Net cash provided by (used in) financing activities changed from net cash used in financing activities of $122,469 for the six months ended June 30, 2017 to net cash provided by financing activities of $239,438 for the six months ended June 30, 2018. The following table summarizes the variances included within this change:

Decrease in principal payments on debt	$831,870
Decrease in debt issuance costs paid	17,258
Proceeds received from the issuance of common shares upon the exercise of share options during the six months ended June 30, 2018	25
Decrease in proceeds from debt	(485,250)
Dividends paid to noncontrolling interests during the six months ended June 30, 2018	(1,996)
$361,907

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of June 30, 2018:

	Payments Due by Twelve Month Period Ending June 30,
	Total	2019	2020	2021	2022	2023	2024 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
TMCL II Secured Debt Facility (1)	$846,535	$24,407	$66,459	$73,101	$74,459	$74,459	$533,650
TL Revolving Credit Facility	525,000	—	525,000	—	—	—	—
TL Revolving Credit Facility II	173,000	36,000	36,000	101,000	—	—	—
TAP Funding Revolving Credit Facility	178,550	14,736	16,076	16,076	131,662	—	—
TW Credit Facility	75,793	23,539	19,096	22,555	10,603	—	—
TL Term Loan	332,000	332,000	—	—	—	—	—
TMCL VI Term Loan	291,500	25,500	25,500	25,500	25,500	25,500	164,000
2017-1 Bonds	375,897	38,218	37,102	45,408	58,522	64,545	132,102
2017-2 Bonds (2)	460,559	40,649	42,058	48,667	61,700	74,474	193,011
Interest on obligations (3)	442,845	118,352	104,600	70,216	55,618	46,064	47,995
Interest rate swap and collar (receivable) payable, net (4)	(3,314)	(3,778)	(573)	649	369	19	-
Office lease obligations	18,701	2,165	2,172	2,176	1,943	1,965	8,280
Container contracts payable	67,172	67,172	—	—	—	—	—
Total contractual obligations (5)	$3,784,238	$718,960	$873,490	$405,348	$420,376	$287,026	$1,079,038

(1)	The estimated future scheduled repayments for TMCL II Secured Debt Facility is based on the assumption that the facility will not be extended on its associated conversion date.
(2)	Future scheduled payments for the 2017-2 Bonds exclude an unamortized discount of $67.
(3)	Using 2.09% which was one-month spot interest rate of London InterBank Offered Rate ("LIBOR") plus a margin rate that varies based on each debt facility.
(4)

Calculated based on the difference between our fixed contractual pay rates and the estimated receiving rate at 2.09% which was one-month spot LIBOR rate as of June 30, 2018 for all periods, for all interest rate contracts outstanding as of June 30, 2018.

(5)	Future scheduled payments for all debts exclude prepaid debt issuance costs in an aggregate amount of $22,693.

Off Balance Sheet Arrangements

As of June 30, 2018, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

We have identified the policies and estimates in Item 5, “Operating and Financial Review and Prospects” included in our 2017 Form 20-F as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. These policies remain consistent with those reported in our 2017 Form 20-F. Please refer to Item 5, “Operating and Financial Review and Prospects” included in our 2017 Form 20-F.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

We could be exposed to market risk from future changes in interest rates and foreign exchange rates. At times, we may enter into various derivative instruments to manage certain of these risks. We do not enter into derivative instruments for speculative or trading purposes.

For the six months ended June 30, 2018, we did not experience any material changes in market risk that affect the quantitative and qualitative disclosures presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk” or in Item 11, “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” included in our 2017 Form 20-F. Updated interest rate swap, collar and cap agreement information is set forth below.

Interest Rate Risk

We have entered into various interest rate swap, collar and cap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London InterBank Offered Rate. The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains (losses) on interest rate swaps, collars and caps, net in the condensed consolidated statements of comprehensive income (loss).

The notional amount of the interest rate swap agreements was $922,221 as of June 30, 2018, with termination dates between August 2018 and July 2023.  Through the interest rate swap agreements, we have obtained fixed rates between 0.70% and 2.74%.  Our interest rate swap agreements had a fair value asset and a fair value liability of $9,134 and $72, respectively, as of June 30, 2018.

The notional amount of the interest rate collar agreements was $70,299 as of June 30, 2018, with termination dates between April 2019 and June 2023. Our interest rate collar agreements had a fair value asset and a fair value liability of $872 and $2, respectively, as of June 30, 2018.

The notional amount of the interest rate cap agreements was $90,000 as of June 30, 2018, with termination dates between December 2019 and May 2020.

Based on the debt balances and derivative instruments as of June 30, 2018, it is estimated that a 1% increase in interest rates would result in an increase in the net fair value asset of interest rate swaps, collars and caps of $12,447 and an increase in interest expense of $10,285 and an increase in realized gains on interest rate swaps, collars and caps, net of $5,271 for the six months ended June 30, 2018.

Quantitative and Qualitative Disclosures About Credit Risk

For the six months ended June 30, 2018, we did not experience any material changes in our credit risks that affect the quantitative and qualitative disclosures about credit risk presented in Item 11, “Quantitative and Qualitative Disclosures About Market Risk – Quantitative and Qualitative Disclosures About Credit Risk” included in our 2017 Form 20-F.

ITEM 4.	RISK FACTORS

There have been no material changes with respect to the risk factors disclosed in Item 3, “Key Information —Risk Factors” included in our 2017 Form 20-F. Please refer to that section for disclosures regarding the risks and uncertainties related to the Company’s business and industry and the Company’s common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2018

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer